EXHIBIT 99.1

Press release, dated as of April 16, 2004, of ONO Finance announcing commencement of Tender Offer for up to €300 million in aggregate principal amount of its outstanding Senior Notes and related Consent Solicitation.

Exhibit 99.1

ONO Finance plc Announces Tender Offer
For Up To €300 Million Of Notes

London – April 16, 2004

ONO Finance plc today announced offers to purchase for cash up to €300 million (or its equivalent) aggregate principal amount of specified series of outstanding debt securities (the “Notes”) maturing in 2009, 2010 and 2011 (the “Offer”).  ONO Finance is an independent financing entity whose principal business consists of issuing and managing debt securities to fund the operations of Cableuropa, S.A.U. and its subsidiaries.

Holders of Notes validly tendered prior to 4:00 p.m., London time, on Thursday, April 29, 2004 (unless extended or earlier terminated) will receive the total consideration for that series shown in the table below, consisting of the applicable tender offer consideration and an early participation payment for that series per $1,000 or €1,000 aggregate principal amount of Notes, if the Notes are accepted for purchase.  Holders who validly tender their Notes after the early tender date will not receive the early participation payment.  Any Notes and the related consents validly tendered on or prior to Thursday, April 29, 2004 may be withdrawn at any time until the earlier of (i) the date upon which the consents of a majority in aggregate principal amount of the applicable Notes have been received and the relevant supplemental indenture has been executed, or (ii) Thursday, April 29, 2004.  Notes tendered after Thursday, April 29, 2004 may not be withdrawn at any time.

The Offer is scheduled to expire at 8:00 a.m., London time, on Friday, May 14, 2004, unless extended or earlier terminated.  The Offer is subject to the satisfaction of certain conditions, including ONO Finance obtaining satisfactory financing as well as other general conditions.  ONO Finance intends to finance the purchase of the Notes through an offering of senior debt securities.  The Offer is subject to a maximum amount for each series of Notes that will be accepted in each Offer.  ONO Finance reserves the right to increase or decrease the maximum offer tender amount in respect of any series of Notes.

The table below shows each series of Notes included in the Offer as well as the applicable Total Consideration and Early Participation Payment for each series.

Security	CUSIP	ISIN	Outstanding Aggregate Principal Amount	Acceptance Priority Level(2)	Tender Offer Consideration(1)	Early Participation Payment(1)	Total Consideration(1)

USD 2009 Notes	G6751NAAB	N/A	$83,000	1	$1,038.75	$30.00	$1,068.75
	682735AC9	N/A	$92,015,000

EUR 2009 Notes	N/A	XS0097395304	€17,000	1	€1,038.75	€30.00	€1,068.75
	N/A	XS0102774774	€45,611,000

USD 2011 Notes	682735AS4	N/A	$83,514,000	2	$1,110.00	$50.00	$1,160.00

EUR 2011 Notes	N/A	XS0129576376	€112,053,000	2	€1,110.00	€50.00	€1,160.00

EUR 2010 Notes	N/A	XS0113097553	€20,000	3	€1,080.00	€50.00	€1,130.00
	N/A	XS0121111420	€113,682,000

(1)  Per $1,000 or €1,000 aggregate principal amount of Notes accepted for purchase.

(2)  ONO Finance will accept Notes validly tendered and not withdrawn in accordance with the Acceptance Priority Level (in numerical priority order).  All Notes tendered in the Offers having a higher Acceptance Priority Level will be accepted before any tendered Notes with a lower Acceptance Priority Level.

ONO Finance will accept any and all of the 2009 Notes and 2011 Notes that are validly tendered and not validly withdrawn.  On Thursday, April 29, 2004, ONO Finance intends to announce the maximum principal amount for the 2010 Notes that it will accept.

Accrued and unpaid interest from the last interest payment date up to, but not including, the settlement date will be paid in cash on all validly tendered and accepted Notes.

Grupo Corporativo ONO, S.A., the parent company of Cableuropa, and its affiliates hold €30 million of the EUR 2011 Notes, and may tender these Notes in the Offer.

The complete terms and conditions of the Offer are set forth in an Offer to Purchase that is being sent to holders of Notes.  Holders are urged to read the Offer to Purchase and the Letter of Transmittal carefully.  Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Offer, D.F. King & Co., Inc., at + (1)-800-758-5378 (U.S. toll-free), + (44) 20 7920-9700 and + (1)-212-269-5550.

Banc of America Securities is serving as the Lead Dealer Manager and Solicitation Agent in connection with the Offer.  BNP Paribas, Deutsche Bank AG London and Morgan Stanley & Co. International Limited are Dealer Managers and Solicitation Agents in connection with the Offer.  Questions regarding the Offer may be directed to Banc of America Securities LLC at + (1)-888-292-0070 (U.S. toll-free) and + (1)-212-847 -5834, BNP Paribas at + (44) 20 7595-4860, Deutsche Bank AG London at + (44) 20 7545-9968 and Morgan Stanley & Co. Incorporated at + (1)-800-624-1808 (U.S. toll-free) and Morgan Stanley & Co. International Limited at + (44) 20 7677-9771.